UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: June 30, 2015

__________________________________________________

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transitional Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

DUOS TECHNOLOGIES GROUP, INC.

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Full Name of Registrant

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Former Name if Applicable

6622 Southpoint Drive S., Suite 310,

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Address of Principal Executive Office (Street and Number)

Jacksonville, Florida 32216

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City, State and Zip Code

(1)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      | (a)  The reasons described in reasonable detail in Part III of this form

      |  could not be eliminated without unreasonable effort or expense;

      | (b)  The subject annual report, semi-annual report, transition report on

      |  Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be

      |  filed on or before the fifteenth calendar day following the

      |  prescribed due date; or the subject quarterly report of transition

[X] |  report on Form 10-Q, or portion thereof will be filed on or before

      |  the fifth calendar day following the prescribed due date; and

      | (c)  The accountant's statement or other exhibit required by Rule

      |  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Quarterly Report on Form 10-Q for the three months ended June 30, 2015 could not be filed by the prescribed due date of August 14, 2015 because registrant had not yet finalized its treatment and disclosure of certain material events that occurred during the quarter. As a result, the review of registrant’s financial statements for the three months ended June 30, 2015 is ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before August 19, 2015

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Adrian G. Goldfarb	(904) 652 1616	Chief Financial Officer
(Name)	(Telephone Number)	(Title)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 1, 2015, the registrant completed a reverse triangular merger among Duos Technologies, Inc., a Florida corporation (“duostech”), the registrant and Duos Acquisition Corporation, a Florida corporation and wholly owned subsidiary of the registrant, pursuant to which duostech became a wholly owned subsidiary of the registrant. In accordance with US GAAP, the merger was accounted for as a business combination whereby the statement of operations, balance sheet and cash flows are consolidated, beginning as of the current period (i.e., the quarter ended June 30, 2015). Accordingly, as a result of the merger, the revenues and associated costs for the three and six months ended June 30, 2015 are substantially higher as compared to the corresponding periods in 2014.

For the three and six months ended June 30, 2014, the registrant had revenues of $135,419 and $262,584, respectively, and net losses of $120,149 and $372,196, respectively. For the three and six months ended June 30, 2015, the registrant currently estimates that it had revenues of $1,608,869 and $2,710,964, respectively, and net losses of $2,052,322 and $2,804,746, respectively. The losses for the three and six months ended June 30, 2015 are in large part due to a $1,578,816 impairment loss taken in the current reporting period in connection with the merger.

The registrant prepared a purchase price analysis to determine the amount of intangible assets, which was valued at $1,578,816. These intangible assets were determined to be impaired and have been written off during the three months ended June 30, 2015, resulting in operating losses for the three months ended June 30, 2015 of $2,052,322 as compared to a loss of $120,149 for the corresponding three months in 2014.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the six months ended June 30, 2015. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

(2)

DUOS TECHNOLOGIES GROUP, INC.

(Name of Registrant as Specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 17, 2015	By:	/s/ Adrian Goldfarb

Chief Financial Officer

(3)